Exhibit (a)(19)

News Release	Bayer AG Communications 51368 Leverkusen Germany Phone +49 214 30 1 www.news.bayer.com

Andreas Busch and Kemal Malik appointed to the Board of Management of Bayer Schering Pharma

Marc Rubin, Board member for R&D, resigns his position

Berlin/Leverkusen - The Supervisory Board of Bayer Schering Pharma AG has appointed Prof. Dr. Andreas Busch (43) and Dr. Kemal Malik (44) to the company’s Board of Management effective February 1, 2007. The decision was made at a Supervisory Board meeting on Wednesday prior to the Extraordinary Stockholders’ Meeting in Berlin. Busch and Malik will also become members of the Bayer HealthCare Executive Committee.

Prof. Dr. Marc Rubin, currently member of the Bayer Schering Pharma Board of Management responsible for research and development and member of the Bayer HealthCare Executive Committee will leave the company by mutual consent, effective January 31, 2007. At this stage in the evolution of Bayer Schering Pharma, there is an ever increasing need for the Head of Research and Development to be present in Germany. Accordingly, Prof. Dr. Marc Rubin has decided to resign from his position on the Board of Management, citing the impracticality, from both a business and a family perspective, of running the organization while based in the United States.

Rubin’s present duties are to be split between the two new Board members. Busch will head up research, while Malik will assume responsibility for development.

Prof. Dr. Andreas Busch is currently Head of Global Drug Discovery at Bayer Schering Pharma.

Busch, born on August 26, 1963 in Pirmasens, Germany, studied pharmacy at the Johann Wolfgang Goethe University in Frankfurt am Main. After gaining a Ph.D. in pharmacology in 1989, he worked at several research institutes in Germany and the United States. In 1997 Busch was appointed head of cardiovascular research at Hoechst Marion Roussel, assuming the same position with Aventis as of 1999. As global head of cardiovascular research at Sanofi-Aventis, Busch was also responsible for the two research sites in Frankfurt am Main and Paris. He joined Bayer HealthCare in 2005, where he initially served as Head of Discovery Europe for the Pharmaceuticals Division in Wuppertal.

Before starting his career in industry, Andreas Busch was a Heisenberg Fellow at the University of Tübingen and the Max Planck Institute in Göttingen. He is also an Adjunct Professor of Pharmacology at the Johann Wolfgang Goethe University in Frankfurt.

Dr. Kemal Malik is currently Head of Global Development and Chief Medical Officer at Bayer Schering Pharma.

Malik was born on September 29, 1962 in Slough, U.K. He gained a B.Sc. in Pharmacology at the University of London in 1984 and studied medicine at the Charing Cross and Westminster Medical School of the University of London, graduating as M.D. in 1987. Kemal Malik subsequently spent several years in clinical medicine at the Northwick Park Clinical Research Centre and at Hammersmith Hospital, London. After that Malik held various positions of increasing responsibility in medical affairs and clinical development at Bristol-Myers Squibb in the U.K.

Malik joined Bayer in 1995 as Head of Metabolism and Oncology Europe. He subsequently served as Head of Global Medical Development before being appointed Head of Global Development and Compliance.

Berlin/Leverkusen,	January 17, 2007
ha	(2007-0018E)

Contact:

Bayer AG:
Günter Forneck, phone +49 214 30 50446
Email: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone +49 214 30 47686
Email: christian.hartel.ch@bayer-ag.de

Bayer Schering Pharma AG:
Oliver Renner, phone +49 30 468 12431
Email: oliver.renner@schering.de

Note to editors:
Photographs of the persons mentioned in this news release are available for download at www.press.bayer.com

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Bayer Schering Pharma AG (formerly Schering AG). Bayer Schering GmbH (formerly Dritte BV GmbH) has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer on November 30, 2006, the time of commencement of the mandatory compensation offer. Simultaneously Bayer Schering Pharma AG has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer that have been filed or will be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG will be able to receive these documents free of charge at the SEC’s website (http://www.sec.gov), or at the web site http://www.bayer.de.

These documents and information contain forward-looking statements based on assumptions and forecasts made by Bayer Group management as of the respective dates of such documents. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Bayer Group and/or Bayer Schering Pharma AG and the estimates contained in these documents and to differences between actions taken by the Bayer Group with respect to its investment in Bayer Schering Pharma AG and the intentions described in these documents. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (incl. on Form 20-F). All forward-looking statements in these documents are made as of the dates thereof, based on information available to us as of the dates thereof. Except as otherwise required by law, we assume no obligation to update or revise any forward-looking statement to reflect new information, events or circumstances after the applicable dates thereof.

Important information from Bayer Schering Pharma AG:

Bayer Schering Pharma Aktiengesellschaft (formerly Schering Aktiengesellschaft) has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission with respect to the offer of cash compensation by Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the domination and profit and loss transfer agreement between Bayer Schering GmbH and Bayer Schering Pharma Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Bayer Schering Pharma Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Bayer Schering Pharma Aktiengesellschaft may obtain such solicitation/recommendation statement and other filed documents free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Bayer Schering Pharma Aktiengesellschaft's website (http://www.schering.de).

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.